UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
5 April 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

BioMarin Pharmaceutical Inc.

File No. 333-77701 -- CF# 34651
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     BioMarin Pharmaceutical Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 4, 1999, as amended on July 21, 1999.

     Based on representations by BioMarin Pharmaceutical Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 10.17   through November 9, 2020

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                        Brent J. Fields
                        Secretary